American Integrity Insurance Group, Inc.

5426 Bay Center Drive, Suite 600

Tampa, FL 33609

VIA EDGAR SUBMISSION

May 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aisha Adegbuyi
Christian Windsor

Re:	American Integrity Insurance Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Registration File No. 333-286524

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, American Integrity Insurance Group, Inc. (the “Registrant”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 7, 2025, or as soon thereafter as is practicable, or at such other time as the Registrant or the Registrant’s legal counsel, Haynes and Boone, LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry and Logan J. Weissler, of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

Please contact Matthew L. Fry at (214) 651-5443 or, in his absence, Logan J. Weissler at (214) 651-5813, both of Haynes and Boone, LLP, the Registrant’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

AMERICAN INTEGRITY INSURANCE GROUP, INC.

By:	/s/ Robert Ritchie
Name:	Robert Ritchie
Title:	Chief Executive Officer

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP

Logan J. Weissler, Esq., Haynes and Boone, LLP

Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael P. Reed, Esq., Skadden, Arps, Slate, Meagher & Flom LLP